Exhibit 99.3

NICE Opens Nominations for 2025 PSAPs’ Finest Awards Recognizing Emergency
Communications Standouts

Now in its twentieth year, PSAPs’ Finest Awards recognize the critical work of emergency communications professionals, from frontline telecommunicators, trainers and technicians to 911 center leaders and innovators

Hoboken, N.J., January 13, 2025 – NICE (Nasdaq: NICE) today announced that it has opened nominations for its 2025 PSAPs' Finest Awards, a recognition program for emergency communications center (ECC) professionals. Celebrating its twentieth year, the awards program recognizes individual and team standouts annually in the following categories: Lifetime Achievement, Above & Beyond, Communications Center Director/Manager, Line Supervisor, Technician, Trainer, Telecommunicator, Innovator, and PSAP of the Year.

Chris Wooten, Executive Vice President, NICE, said, “This year, we’re thrilled to announce that the PSAPs’ Finest Awards program is celebrating its twentieth anniversary. Since its inception in 2005, the program has recognized dozens of emergency communications professionals for their outstanding work and tireless service to citizens and communities. We’re honored to offer this program to pay tribute to all of the individuals who’ve dedicated their lives to the life-saving work of emergency communications.”

The PSAPs’ Finest Awards program is open to all emergency communication centers and employees, whether or not they are customers of NICE. Nominations can be submitted through an online process via the PSAPs' Finest website. An independent judging panel reviews and rates each nomination based on the individual’s or team’s accomplishments and contributions.

This year’s honorary judging panel includes: Mike Garcia, Deputy Director, Tucson Public Safety Communications Department (Arizona); Ivan Whitaker, Executive Director, Salt Lake Valley Emergency Communications Center (Utah); Lori Kolybaba, Communications Manager, Regina Police Service (Regina, Saskatchewan, Canada); Julie Corn, Commissioner of Department of Emergency Communications, Onondaga County (New York); Charles Schwartz, Director of Communications, Bergen County Public Safety Operation Center (New Jersey); Kelle Hall, CPE, ENP, Communications Manager, Highland Park DPS (Texas); and Rebekah Taylor, Assistant Director, Henrico County Department of Emergency Communications (Virginia).

To learn about previous winners or submit a nomination, please visit the PSAPs' Finest website. Nominations can be submitted online through June 1, 2025.

Please direct any questions regarding the 2025 PSAPs' Finest Awards to NICE at PSInfo@NICE.com.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.